Exhibit 99.1

MY Reports Fourth Quarter and Full Year 2012 Unaudited Results

ZHONGSHAN, China, April 18, 2013 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights:

•

Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 258.5MW, or 163 units of 1.5MW WTGs and 7 units of 2.0MW, an increase of 3.2% compared to Q4 2011.

•	Total revenue was RMB900.7 million (US$144.6 million), an increase of 11.4% compared to Q4 2011.

•	Gross profit was RMB76.2 million (US$12.2 million), an increase of 34.6% compared to Q4 2011. Gross margin was 8.5%, compared to 7.0% in Q4 2011.

•	Total comprehensive loss was RMB164.9 million (US$26.5 million), compared to total comprehensive loss of RMB128.7 million in Q4 2011.

•	Basic and diluted loss per share was RMB1.16 (US$0.19), compared to basic and diluted loss per share of RMB0.96 in Q4 2011.

Full Year 2012 Financial Highlights:

•

Total WTGs for which revenue was recognized amounted to an equivalent wind power project output of 804.5MW, or 494 units of 1.5MW WTGs, 7 units of 2.0MW WTGs and 17 units of 2.5-3.0MW WTGs, a decrease of 45.3% compared to 2011.

•	Total revenue was RMB2,893.1 million (US$464.4 million), a decrease of 47.5% compared to 2011.

•	Gross profit was RMB369.8million (US$59.4 million), a decrease of 62.8% compared to 2011. Gross margin was 12.8%, compared to 18.0% in 2011.

•	Total comprehensive loss was RMB303.7 million (US$48.7 million), compared to total comprehensive income of RMB253.1 million in 2011.

•	Basic and diluted loss per share was RMB2.31 (US$0.37), compared to basic and diluted earnings per share of RMB2.35 in 2011.

Recent Developments

•

Sale of Shares in Huadian Fuxin – On April 15, 2013, the Company announced that it had sold all 141,062,000 of its shares in Huadian Fuxin Energy Corporation Limited (“Huadian Fuxin”)(HKEx: 00816) for an aggregate consideration of approximately US$35.5 million as of April 12, 2013. The shares were acquired for an aggregate consideration of approximately US$30.0 million in connection with Huadian Fuxin’s initial public offering in Hong Kong and listing on the Hong Kong Stock Exchange in June 2012.

•

Acquisition of Global Wind Power Limited and Agreements for Renewable Energy Projects with Reliance Power – On July 2, 2012, the Company announced that it, through Ming Yang Holdings (Singapore) Pte. Ltd. (“Ming Yang Singapore”), its Singapore subsidiary, had entered into definitive agreements with Reliance Capital Limited and its related entities, forming part of Reliance Group, under which Ming Yang Singapore expects to establish a joint venture with Reliance Capital Limited by subscribing new shares of Global Wind Power Limited (“GWPL”), a leading wind power solutions provider in India, in which Reliance Capital Limited and its related entities were then the largest shareholders. On November 26, 2012, the Company announced that it has entered into a financing framework agreement with Reliance Power Limited, the largest private sector power company in India, both in capacity under development as well as market capitalization, and China Development Bank Corporation (“CDB”). Pursuant to these agreements, the Company completed the acquisition of a 50% equity interest in GWPL in November 2012.

•

Share Repurchase Program – During the fourth quarter of 2012, the Company did not make any repurchases under its share repurchase program. Since the inception of the program, the Company has repurchased an aggregate of 3,153,897 ADS, representing 3,153,897 ordinary shares of the Company from the open market for an aggregate consideration of approximately US$8.6 million (excluding commissions).

•	Board Change – Mr. Xueyong Zhao was appointed as a director of the board on April 17, 2013, and Mr. Yiguo Hao resigned as a director of the board effective on the same date.

“2012 was a very tough year not just for us but also for the whole industry around the world,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “Despite difficult market conditions, we have managed to increase our market share in China to 8.7% in 2012 compared to the previous year 6.7% according to Chinese Wind Energy Association. As the grid connection issues gradually get resolved, we should continue to see utilization hours of wind farms increase, further enhancing wind as a viable alternative source of power in China.”

“Furthermore, the market has started to shift from the traditional 1.5MW-class WTGs to 2.0MW and above WTGs where we believe pricing is firmer and there is more room for manufacturing cost reductions. We have already seen WTG pricing moving towards RMB 4,000 per kW and would not be surprised to see the average price per kW exceeding that level by the end of 2013.”

“We have decided to take advantage of the market opportunities presented to us. We have also made some changes to our management team and the board of directors in order to enhance our ability to execute our business strategies. We continue to be optimistic about the opportunities in the wind power market that exist in China and India and are confident that our competitive cost advantage would enable us to further establish ourselves in these respective markets. Last but not least, we expect our first off-shore wind power project to begin construction in the second half of this year and continue to view the off-shore market positively.”

Fourth Quarter 2012 Unaudited Financial Results

Revenue

Revenue in the fourth quarter of 2012 was RMB900.7 million (US$144.6 million), representing an increase of 11.4% from RMB808.3 million in the corresponding period in 2011. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 258.5MW, or 163 units of 1.5MW WTGs and 7 units of 2.0MW WTGs, compared to 250.5MW, or 167 units of 1.5MW WTGs, for the corresponding period in 2011. The increase in revenue in the fourth quarter was primarily due to the higher average selling price of 1.5MW WTGs as well as an increase in revenue derived from sales of raw materials of RMB64.1 million (US$10.3 million) in the fourth quarter of 2012 compared to RMB15.3 million in the fourth quarter of 2011.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2012 was RMB76.2 million (US$12.2 million), representing an increase of 34.6% from RMB56.6 million for the corresponding period in 2011. Gross margin in the fourth quarter of 2012 was 8.5%, compared to 7.0% for the corresponding period in 2011. The increase was a result of the favorable mix of higher margin sales contracts for WTGs recognized during the fourth quarter of 2012.

Selling and Distribution Expenses

Selling and distribution expenses were RMB41.9 million (US$6.7 million) for the fourth quarter of 2012, compared to RMB72.8 million for the corresponding period in 2011, representing a decrease of 42.4%, primarily due to the decreased transportation expenses as a result of fewer number of WTGs deliveries and less bidding charges incurred due to less bidding activities.

Administrative Expenses

Administrative expenses were RMB197.6 million (US$31.7million) for the fourth quarter of 2012, compared to RMB91.1 million for the corresponding period in 2011, representing an increase of 116.9%, primarily due to an increase in provision of trade and other receivables of RMB135.4 million in the fourth quarter of 2012 compared to RMB16.6 million provision was recorded in the fourth quarter of 2011.

Research and Development Expenses

Research and development expenses were RMB21.2 million (US$3.4 million) for the fourth quarter of 2012, compared to RMB23.3 million for the corresponding period in 2011, representing a decrease of 9.0%. This decrease was primarily due to less share based compensation expenses incurred during the period.

Net Finance Expense

Net finance expense was RMB17.3 million (US$2.8 million) for the fourth quarter of 2012, compared to RMB30.1 million in the corresponding period of 2011.

Loss Before Income Tax Benefit

Loss before income tax benefit was RMB165.9 million (US$26.6 million) for the fourth quarter of 2012, compared to RMB141.7 million in the corresponding period of 2011.

Income Tax Benefit

Income tax benefit was RMB8.4 million (US$1.3 million) for the fourth quarter of 2012, compared to RMB19.9 million in the corresponding period of 2011.

Total Comprehensive Loss and Loss per Share

Total comprehensive loss for the fourth quarter of 2012 was RMB164.9 million (US$26.5 million), compared to RMB128.7 million in the corresponding period of 2011.

For the fourth quarter of 2012, basic and diluted loss per share was RMB1.16 (US$0.19), compared to basic and diluted loss per share of RMB0.96 for the corresponding period in 2011.

Full Year 2012 Unaudited Financial Results

Revenue

Revenue was RMB2,893.1 million (US$464.4 million) for the full year 2012, representing a decrease of 47.5% from RMB5,515.8 million in 2011. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 804.5MW, or 494 units of 1.5MW WTGs, 7 units of 2.0MW WTGs and 17 units of 2.5-3.0MW WTGs, compared to 1,470MW, or 980 units of 1.5MW WTGs in 2011. The decrease in revenue was primarily due to the overall weakened market demand for WTGs in China.

Gross Profit and Gross Margin

Gross profit was RMB369.8 million (US$59.4 million) for the full year 2012, representing a decrease of 62.8% from RMB993.1 million in 2011. Gross margin was 12.8%, compared to 18.0% in 2011. The decline in gross profit was primarily due to the lower ASP as a result of weakened demand overall.

Selling and Distribution Expenses

Selling and distribution expenses were RMB174.8 million (US$28.1 million) for the full year 2012, compared to RMB227.8 million in 2011, representing a decrease of 23.3%, primarily due to the decreased transportation expenses as a result of fewer number of WTGs deliveries during the period.

Administrative Expenses

Administrative expenses were RMB384.1 million (US$61.7 million) for the full year 2012, compared to RMB261.9 million for the corresponding period in 2011, representing an increase of 46.7%, primarily due to an increase in provision of trade and other receivables.

Research and Development Expenses

Research and development expenses were RMB85.8 million (US$13.8 million) for the full year 2012, compared to RMB85.3 million in 2011, representing an increase of 0.6%.

Net Finance Expense

Net finance expense was RMB104.1 million (US$16.7 million) for the full year 2012, compared to RMB91.3 million in 2011.

Loss Before Income Tax Expense

Loss before income tax expense was RMB300.6 million (US$48.2 million) for the full year 2012, compared to profit before income tax expense of RMB365.3 million in 2011.

Income Tax Expense

Income tax expense was RMB0.2 million (US$32,000) for the full year 2012, compared to income tax expense of RMB73.0 million in 2011.

Total Comprehensive Loss and Loss per Share

Total comprehensive loss for the full year 2012 was RMB303.7 million (US$48.7 million), compared to total comprehensive income of RMB253.1 million in 2011.

For the full year 2012, basic and diluted loss per share was RMB2.31 (US$0.37), compared to basic and diluted earnings per share of RMB2.35 for 2011.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 were RMB1,319.7 million (US$211.8 million), compared to RMB1,339.5 million as of December 31, 2011.

Business Update

Order Book Update

New Sales Contracts – During the fourth quarter of 2012, Ming Yang entered into sales contracts for wind power projects with a total output of 157.5MW, representing 105 units of 1.5MW WTGs.

Order Backlog – As of December 31, 2012, the Company’s order backlog amounted to 2.1 GW, representing 1,079 units of 1.5MW WTGs, 115 units of 2.0MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 5.8GW, representing 3,523 units of 1.5MW WTGs, 122 units of 2.0MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. The Company won new contracts amounted to 787MW, representing 358 units of 1.5 MW WTGs, 122 units of 2.0 MW WTGs, 1 unit of 6.0 MW WTGs in 2012.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2301 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on December 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Thursday, April 18, at 8:00 am Eastern Time (5:00 am Pacific Time / 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-866-519-4004

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	800-930-346

Please ask to be connected to Q4 & FY 2012 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-120-0932 / 800-870-0205

Hong Kong:	800-963-117

Passcode:	2072-4515

The replay will be archived for seven days following the earnings announcement until April 25, 2013.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended December 31,			For the year ended December 31,
	2011	2012	2012	2011	2012	2012
	RMB ‘000	RMB ‘000	USD ‘000	RMB ‘000	RMB ‘000	USD ‘000

Revenue	808,298	900,718	144,575	5,515,819	2,893,100	464,375
Cost of sales	(751,727)	(824,508)	(132,343)	(4,522,685)	(2,523,337)	(405,024)

Gross profit	56,571	76,210	12,232	993,134	369,763	59,351
Other income	18,641	36,360	5,836	36,195	85,830	13,777
Selling and distribution expenses	(72,796)	(41,862)	(6,719)	(227,766)	(174,807)	(28,058)
Administrative expenses	(91,068)	(197,598)	(31,717)	(261,944)	(384,102)	(61,653)
Research and development expenses	(23,304)	(21,188)	(3,401)	(85,305)	(85,821)	(13,775)

(Loss)/ profit from operations	(111,956)	(148,078)	(23,769)	454,314	(189,137)	(30,358)
Finance income	22,480	48,966	7,860	70,630	126,772	20,348
Finance expense	(52,545)	(66,284)	(10,639)	(161,908)	(230,866)	(37,057)

Net finance expense	(30,065)	(17,318)	(2,779)	(91,278)	(104,094)	(16,709)
Share of profit of associates, net of income tax expense	293	(480)	(77)	2,275	(7,396)	(1,187)

(Loss)/ profit before income tax expense	(141,728)	(165,876)	(26,625)	365,311	(300,627)	(48,254)
Income tax benefit / (expense)	19,869	8,401	1,348	(73,018)	(213)	(34)

(Loss)/ profit for the period / year	(121,859)	(157,475)	(25,277)	292,293	(300,840)	(48,288)

Other comprehensive loss for the period / year:
Foreign currency translation differences - foreign operations	(6,885)	(7,459)	(1,197)	(39,202)	(2,833)	(455)

Total comprehensive (loss)/income for the period / year	(128,744)	(164,934)	(26,474)	253,091	(303,673)	(48,743)

(Loss)/ profit attributable to:
Shareholders of the Company	(117,947)	(141,856)	(22,770)	292,993	(281,874)	(45,244)
Non-controlling interests	(3,912)	(15,619)	(2,507)	(700)	(18,966)	(3,044)

	(121,859)	(157,475)	(25,277)	292,293	(300,840)	(48,288)

Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(124,832)	(149,183)	(23,946)	253,791	(284,575)	(45,678)
Non-controlling interests	(3,912)	(15,751)	(2,528)	(700)	(19,098)	(3,065)

	(128,744)	(164,934)	(26,474)	253,091	(303,673)	(48,743)

Basic and diluted (loss)/ earnings per share(1)	(0.96)	(1.16)	(0.19)	2.35	(2.31)	(0.37)

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of	As of
	December 31, 2011	December 31, 2012
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	497,777	1,053,307	169,067
Intangible assets	74,837	427,681	68,648
Lease prepayments	207,321	356,932	57,292
Investments in associates	43,637	10,083	1,618
Investments in jointly controlled entities	255,870	691,837	111,047
Other investment	—	6,227	1,000
Trade and other receivables	462,961	930,424	149,343
Prepayments	40,290	66,024	10,598
Deferred tax assets	134,386	174,024	27,933

Total non-current assets	1,717,079	3,716,539	596,546
Current assets
Fair value through profit or loss	—	168,139	26,988
Inventories	1,837,821	2,028,435	325,586
Trade and other receivables	5,203,995	4,224,375	678,059
Prepayments	91,022	199,970	32,097
Other current assets	5,239	7,511	1,206
Pledged bank deposits	252,795	276,651	44,406
Cash and cash equivalents	1,339,496	1,319,694	211,825

Total current assets	8,730,368	8,224,775	1,320,167

Total assets	10,447,447	11,941,314	1,916,713

Equity
Issued share capital	850	850	136
Reserve for own shares	(42,108)	(55,113)	(8,846)
Capital reserves	3,627,441	3,670,380	589,137
Translation reserves	(58,358)	(61,191)	(9,822)
Retained earnings	253,711	(28,163)	(4,520)

Total equity attributable to shareholders of the Company	3,781,536	3,526,763	566,085
Non-controlling interests	117,153	110,787	17,782

Total equity	3,898,689	3,637,550	583,867
Liabilities
Non-current liabilities

Long term loan	—	354,437	56,891
Bond payable	—	986,206	158,297
Deferred tax liabilities	2,209	86,969	13,959
Provisions	206,293	212,064	34,039
Trade payables	120,243	83,553	13,411
Deferred income	175,215	280,024	44,947

Total non-current liabilities	503,960	2,003,253	321,544

Current liabilities
Trade and other payables	4,595,516	3,811,342	611,763
Short-term bank loans	632,000	1,685,685	270,571
Income tax payable	35,908	9,789	1,571
Provisions	146,774	178,425	28,639
Deferred income	27,783	34,088	5,472
Deferred revenue	606,817	581,182	93,286

Total current liabilities	6,044,798	6,300,511	1,011,302

Total liabilities	6,548,758	8,303,764	1,332,846

Total equity and liabilities	10,447,447	11,941,314	1,916,713

SOURCE China Ming Yang Wind Power Group Limited